7 November 2011

Mr Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Mr Horowitz

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

FILED MAY 27, 2011

FILE NO 001-10375

We are writing to you in response to your letter dated September 23, 2011. In answer to your queries, we comment as follows:

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2010

Notes to and Forming Part of the Financial Statements for the Year Ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page F-7

Foreign Currency Translation, Change in Functional and Presentation Currency, page F-9

1.	We note that you changed your functional currency and presentation currency from Australian Dollars to US Dollars effective January 1, 2010. It appears that the effect of a change in functional currency should be accounted for prospectively pursuant to paragraph 37 of IAS 21. However, your disclosure appears to indicate that the changes in both your functional currency and presentation currency were applied retrospectively. Please advise.

Issuer Response:

The disclosure in Note 1 (page F-9) makes reference to the changes Alumina Limited has made in both the functional and presentation currency primarily as these changes were both undertaken at the same time. Alumina Limited confirms that the change in functional currency effective January 1, 2010 has been applied prospectively as required by IAS 21 paragraphs 35 – 37. Alumina Limited also voluntarily changed its presentation currency, which has been accounted for retrospectively.

Note 12 – Investments in Associates, (f) Expenditure commitments and contingent liabilities, F-28

2.	We note your disclosure stating that management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of Alcoa World Alumina and Chemicals. Please revise your disclosure to indicate whether management believes that the disposition of these matters will materially impact the financial statements of Alumina Limited. In this connection, we note your disclosure stating that Alcoa Inc. is unable to reasonably predict the outcome of the suit filed by Aluminium Bahrain B.S.C. Please revise your disclosure to provide the assessment regarding the outcome of this matter made by your management.

Issuer Response:

Alumina Limited has disclosed that its primary asset is its investment in Alcoa World Alumina and Chemicals (AWAC), representing 40% of AWAC’s equity. Therefore, Alumina Limited relies upon and considers information contained in AWAC’s financial statements and various AWAC management updates. We will include in our 2011 20-F report the aforementioned reliance and also disclose whether Alumina Limited management is able to reasonably predict the outcome of the suit filed by Aluminium Bahrain B.S.C., and whether it will have an adverse impact on Alumina Limited’s result by virtue of its 40% investment in AWAC

3.	With regard to a number of items described under the heading “unascertainable unsecured contingent liabilities,” we note that you have stated that you are unable to reasonably predict an outcome or to estimate a range of reasonably possible loss. In light of these statements, please tell us how you were able to conclude that the disposition of pending or asserted matters will not have a materially adverse effect on the financial position or liquidity of Alcoa World Alumina and Chemicals.

Issuer response:

Alumina Limited has disclosed that its primary asset is its investment in AWAC, representing 40% of AWAC’s equity. Therefore, Alumina Limited relies upon and considers information contained in AWAC’s financial statements and various AWAC management updates. The ultimate liability could not be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint.

Specifically, Alumina Limited has relied on the audited Combined Financial Statements prepared by Alcoa World Alumina and Chemicals as at December 31, 2010 in particular the fourth paragraph within Note O. Commitments and Contingencies. This is noted on page F 93 of our 2010 20F.

4.	As part of your response to the preceding comment, please (1) explain to us the procedures you undertake to estimate a range of reasonably possible loss as part of your periodic financial reporting process; and (2) for each material matter, what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognise that there are a number of uncertainties and potential outcomes associated with contingent liabilities. Nonetheless, an effort should be made to develop your best estimate of the expenditure required to settle your present obligation at the end of the reporting period. Refer to paragraphs 30 and 36-40 of IAS 37.

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Issuer response:

Alumina Limited has disclosed that its primary asset is its investment in AWAC, representing 40% of AWAC’s equity. Therefore, Alumina Limited relies upon and considers information contained in AWAC’s financial statements and various AWAC management updates. Legal matters are reviewed regularly or sooner if significant changes in matters have occurred to determine if an unfavourable outcome is probable and a loss is reasonably estimable. Alumina Limited determines the likelihood of an unfavourable outcome based on many factors such as information from AWAC financial statements and various AWAC management meetings; the nature of the matter; available defences and case strategy; progress of the matter; views and opinions of legal counsel and other advisors; and applicability and success of appeals processes.

33. Events Occurring after the Balance Sheet date, page F-49

5.	We note that a verdict in favour of the plaintiffs was reached in January 2011 related to claims against St Croix Alumina LLC and Alcoa World Alumina LLC (“AWA”) associated with the sale of the alumina refinery located in St. Croix. Please tell us how this verdict has impacted your ability to estimate the expenditure that will be required to settle this matter pursuant to IAS 37.

Issuer Response:

As of the date of the Alumina Limited audit report, it was considered that the verdict reached in January 2011 was, in whole or in part, not supported by the evidence, or otherwise resulted from errors of law committed during the trial. Given those conclusions in relation to the verdict, it was considered the expenditure required to settle the matter could not reasonably be predicted. AWA filed motions for judgement notwithstanding the verdict and lodged appeals against the verdict. Those post trial appeal motions were ruled upon in June 2011 and were partially successful. Provision and disclosure was recognised in the half year accounts subsequent to the financial statements.

Engineering Comments

AWAC Exploration and Mining Properties, page 22

6.	We note your statement that your present sources of bauxite are sufficient to meet the forecasted requirements for the foreseeable future. Given that you do not provide reserve information, please tell us how you made this determination. Please provide us with the appropriate forecasts and mineralized material estimates in your response.

Issuer response:

AWAC’s sources of bauxite are from a combination of owned deposits and bauxite purchase contracts. For bauxite deposits which are wholly or partly owned by AWAC, there is a level of development and exploration work undertaken (including drilling) that enables the criteria to be met.

Bauxite is unlike other minerals and ores in terms of formation and geographic location. Given the large size of AWAC’s bauxite resources, the abundant supply of bauxite globally and the length of the AWAC’s rights to mine bauxite, it is uneconomic to incur significant costs to establish detailed bauxite reserve data that reflects the total size of the bauxite sources AWAC has access to. Therefore, bauxite mining is planned on an incremental basis. Detailed assessments are progressively undertaken within a proposed mining area and mine activity is then planned to achieve a uniform quality in the supply of blended feed stock to the relevant refinery. Development work is only undertaken for a specified period (usually for 5 to 10 years of mining). Exploration work is undertaken on further areas beyond that part of the deposit forming part of the 5 to 10 year plan. As bauxite is mined, additional evaluation work is undertaken on those parts of the deposit which are included in the mine development plan and replace the bauxite that has been mined. This process is particularly applicable to bauxite mines in Australia and Brazil, which have very large bauxite deposits and lengthy mining rights.

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Suriname page 29

7.	We note you disclose an indicated bauxite tonnage for your Kankantrie North deposit. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove the indicated bauxite tonnage from your disclosure.

Issuer response:

We note your comment and will in future filings remove the indicated bauxite tonnage from our disclosure and replace it with terms such as “non-reserve mineralised material” and “mineral deposit” where appropriate.

AWAC Operations 31

8.	Please disclose your actual annual production for each of your mines and refineries as required by Section (b) of Industry Guide 7.

Issuer response:

Annual production from each mine and refinery is not published by AWAC. In this regard, Alumina Limited notes that Section (b) of Industry Guide 7 refers to Mining Operation Disclosure and has no requirement to disclose annual production for mines and refineries. Item 4 of our 20-F 2010 contains disclosures on mines and refineries and in compliance with Industry Guide 7.

Furthermore, AWAC is not engaged in significant mining operations within the meaning of Industry Guide 7. AWAC is a vertically integrated aluminium and alumina enterprise, which derives its revenues from the sale of alumina and aluminium. AWAC mines bauxite primarily to supply its alumina refineries. These mining activities are incidental to its business and merely serve as a method for obtaining an input necessary for AWAC’s commercial operations, i.e., the manufacture and sale of alumina and aluminium. In further recognition of the status of bauxite as merely an input and not a revenue generating source, AWAC does not account for bauxite as an asset. If Alcoa Inc., as the major equity partner and operator of AWAC, discloses the requested information in the future, it will be incorporated into Alumina Limited’s future 20-F filings.

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We acknowledge that:

•	Alumina Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Alumina Limited may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/S/ CHRIS THIRIS

CHRIS THIRIS

CHIEF FINANCIAL OFFICER

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